NOTICE OF EXEMPT SOLICITATION

Name of Registrant: Amazon.com Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

May 3rd, 2024

Amazon.com Inc. (NASDAQ: AMZN)

Item 12:

“Shareholder Proposal Requesting Additional Reporting on Freedom of Association”

NOTE: The following text has been amended following comments received from Amazon on our original filing, PX14A6G dated April 25, 2024. Please refer to this version and do not rely on the former filing PX14A6G.

• The April 25 exempt solicitation stated that Amazon terminated its contract with BTS after BTS workers won voluntary recognition from BTS.  This revised solicitation eliminated that reference and substituted a statement that “Two weeks before a union agreement was ratified, Amazon terminated its contract with BTS.”

• The April 25 exempt solicitation stated that:

Over the past two years workers at Amazon’s Coventry, UK warehouse have sought to organize with the union GMB. Under UK law, a union can petition for recognition once 50% of employees have joined. The GMB believed it had first reached this level of support in May 2023, only for Amazon to announce the hiring of an additional 1,300 workers, nearly doubling employment at the facility in less than 6 months. After further organizing, the GMB again petitioned for recognition in March 2024, while reporting extensive anti-union activity by the Company, as well as further hiring with as many as 3,500 employees at a facility designed to accommodate 1,650.

Based on assertions from Amazon regarding the number of workers at the facility, we deleted that statement and replaced it with other and more recent updates related to the situation at the Coventry, UK warehouse.

We, the Proponents1, urge shareholders to vote FOR Item 12 – Shareholder Proposal Requesting Additional Reporting on Freedom of Association (the “Proposal”) – at the Amazon.com Inc. (“Amazon” or the “Company”) Shareholder Meeting on May 22, 2024.

We are refiling this Proposal because we continue to be concerned that Amazon’s reported conduct towards employees seeking to unionize contradicts its stated commitment to respect its employees’ fundamental rights to freedom of association and collective bargaining as articulated in the UN Global Principles for Business and Human Rights (UNGPs) and the ILO Declaration and Core Conventions. Such apparent misalignment poses material reputational and operational risks to the Company, which, if left unaddressed, may threaten long-term shareholder value.

An independent third-party assessment (the “Assessment”), similar to the report issued by Starbucks late in 2023, can clarify what material role, if any, Amazon’s stated human rights policy has played in its response to employee organizing activity, such as whether these commitments are mentioned in training materials for managers, whether they are mentioned in any code of conduct or ethics guidelines, and whether they have been raised in Board discussions concerning expenditures on legal advice, external consultants, or internal resource allocation. Additionally, the Assessment would objectively evaluate Amazon’s actions globally – not just in the US – and provide insight into whether or where these actions have diverged from those permitted under the ILO and UNGPs. Finally, an assessment would make recommendations to the Board speaking to any such divergences and how to avoid them in the future through improved implementation of Amazon’s policy.

In our letter to shareholders last year, which can be accessed here, we explained at length what the international standards Amazon has committed to actually entail, how these standards differ from current U.S. law, and that the U.N. and ILO expect such differences in standards to be resolved by the application of the stricter standard. SHARE has also updated its rebuttal to Amazon’s statement in opposition to our proposal (which can be accessed here), in which we address key comments raised by the board in the current proxy statement. In this letter, we will focus on updating our fellow Amazon shareholders concerning the Company’s actions, official findings since January 2023 concerning Amazon’s possible violations of domestic law as well as international human rights standards, and our extensive efforts to engage Amazon.

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1 The Proponents include the Catherine Donnelly Foundation represented by SHARE, Fjärde AP-fonden (AP4), E. Öhman J:or Fonder AB, Storebrand Asset Management, KLP Kapitalforvaltning AS, Kapitalforeningen MP Invest, Tredje AP-fonden (AP3), Alecta Tjänstepension Ömsesidigt, CCLA Investment Management Limited, the Folksam Group, Kapitalforeningen Sampension Invest, Andra AP-fonden (AP2), SOC Investment Group, Amundi Asset Management, PensionDanmark, Första AP-fonden (AP1), the Bright Start College Savings Trust, Cardano Risk Management B.V., NEI Investments, Merseyside Pension Fund, Nordea Investment Management AB, and the Greater Manchester Pension Fund.

Amazon’s Reported Actions Appear to Contradict its Human Rights Commitment

Despite Amazon’s public commitment to respect international labor rights standards, Amazon workers have accused the company of conduct that violates both international standards and national laws protecting freedom of association and collective bargaining. Over the past year, these allegations have been made by direct and contracted employees in the US, in the UK, in Germany and in Poland. These allegations include:

•	Workers at the Amazon Air Hub at the Cincinnati/ Northern Kentucky International Airport have reported being threatened and intimidated by Amazon managers while distributing leaflets in a parking lot, forced to remove a pro-union display, mandatory anti-union meetings, interrogation of union supporters by management, and mass emails and text messages sent to employees.[2]

•	Drivers working out of an Amazon facility in California won voluntary recognition for their union from Amazon contractor Battle Tested Systems (BTS) in April 2023. In a June 13, 2023 story in Wired magazine,[3] the company’s CEO claimed that a trainer sent by Amazon in 2022 (after drivers organized a petition over working conditions and began organizing a walkout) told him “that if BTS’s drivers unionized, Amazon would cancel the company’s contract.” Two weeks before a union agreement was ratified, Amazon terminated its contract with BTS, claiming that the contractor performed poorly, a point disputed by BTS’s CEO. Subsequently, workers have picketed this facility as well as delivery depots in other states. A complaint has been filed with the National Labor Relations Board, which is expected to rule on whether Amazon is a joint employer and therefore whether terminating BTS was an Unfair Labor Practice under the Act.[4]

•	Over the past two years workers at Amazon’s Coventry, UK warehouse have sought to organize with the union GMB. The Guardian shared photos of anti-union messages posted by Amazon on bulletin boards in the warehouse.[5] Bloomberg reported that the company displayed posters in the canteen, meeting rooms, hallways and toilets and featured several times an hour on screens in the warehouse with QR codes that let employees cancel their union membership.[6] A legal complaint filed by the union also reports “captive audience” meetings lasting an hour or more.[7] The workers have engaged in strike action on multiple occasions during the last year,[8] most recently in March 2024. The GMB petitioned for recognition in March 2024, and the Central Arbitration Committee, which adjudicates collective bargaining rights, ruled that workers at Coventry can now vote for union recognition.[9]

•	In Germany, the union Ver.di and its members have alleged that Amazon has been interfering in the works councils set up at its facilities by terminating or denying contract renewals to union members who are active on the works councils. Federal Labor Minister Hubertus Heil wrote to Amazon in February, 2024 calling on the company to reconsider its actions and engage constructively with the works councils.[10]

•	A regional court near Poznan, Poland, ruled in October 2023 that Amazon illegally fired a union supporter. Amazon appealed the ruling, but the court in April 2024 denied the appeal and in a final judgement ordered Amazon to rehire the union supporter.[11]

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2 Max Zahn, “Inside an Alleged Amazon Union-Busting Campaign in Kentucky: ‘They Want to Scare Us,’” ABC News, December 8, 2023, https://abcnews.go.com/Business/inside-alleged-amazon-union-busting-campaign-kentucky-scare/story?id=105382727.; Ian Kullgren, “Amazon Forces Removal of Pro-Union Display at Major Cargo Hub,” Bloomberg Law, November 29, 2023, https://news.bloomberglaw.com/daily-la bor-report/amazon-fights-kentucky-air-hub-table-as-union-battle-intensifies.; “‘We Know Our Rights’: Amazon KCVG Air Hub Workers Begin Vote to Ratify Union Constitution,” WCPO 9 Cincinnati, February 4, 2024, https://www.wcpo.com/money/local-business-news/we-know-our-rights-amazon-kcvg-airhub-workers-begin-vote-to-ratify-union-constitution.

3 https://www.wired.com/story/his-drivers-unionized-then-amazon-tried-to-terminate-his-contract/

4 Mariana Duran, “Three Months Ago They Unionized. Now a Strike by Amazon Contract Drivers Is Heating Up,” Los Angeles Times, July 28, 2023, sec. California, https://www.latimes.com/california/story/2023-07-28/a-strike-by-amazon-contract-drivers-is-heating-up.; Annie Palmer, “Amazon Delivery Drivers in Southern California Join Teamsters Union,” CNBC, April 24, 2023, https://www.cnbc.com/2023/04/24/amazon-delivery-drivers-in-southern-california-join-teamsters-union.html.; Spencer Soper and Matt Day, “Amazon Contract Drivers in Palmdale Join the Teamsters Union,” Los Angeles Times, April 24, 2023, sec. Business, https://www.latimes.com/business/story/2023-04-24/amazon-contract-drivers-in-palmdale-join-the-teamsters-union.

5 https://www.theguardian.com/technology/2024/feb/08/gmb-accuses-amazon-union-busting-tactics-midlands-warehouses

6 https://www.msn.com/en-us/money/companies/amazon-uk-workers-challenge-use-of-qr-codes-for-quitting-union/ar-AA1nJmA6

7 https://www.theguardian.com/technology/2024/apr/26/gmb-launches-legal-action-against-out-of-control-amazon-at-coventry-warehouse

8 https://www.bbc.com/news/uk-england-coventry-warwickshire-67512859

9 https://www.theguardian.com/technology/2024/apr/19/amazon-uk-recognise-union-gmb-ballot-coventry-warehouse

10 Sebastian Friedrich and Philipp Hennig, “Gewerkschaft Ver.di - Hat Es Amazon Auf Die Betriebsräte Abgesehen?,” tagesschau.de, April 4, 2023, https://www.tagesschau.de/investigativ/ndr/amazon-betriebsraete-101.html.

11 Marta Zdanowska, “Magda Malinowska Wygrywa z Amazonem. Jest Prawomocny Wyrok Sądu,” TOKFM.PL, April 5, 2024, https://www.tokfm.pl/Tokfm/7,103085,30859651,magda-malinowska-wygrywa-z-amazonem-jest-prawomocny-wyrok-sadu.html.

Moreover, since January 2023 there have been multiple adjudications and determinations by regulators in the U.S. finding that Amazon has violated U.S. law (and thus, by the Company’s own argument, its own human rights policy). While some of these adjudications concern actions taken several years ago, it is important for shareholders to remember that under the U.S. National Labor Relations Act, employers have multiple opportunities to appeal rulings, and thus extend the process, while also being free to settle any charges or complaints at de minimis cost by agreeing to cure past violations and follow the law going forward. Indeed, prior to 2022 Amazon did just this in several cases, including a 2016 settlement of Unfair Labor Practice (ULP) charges at a Chester, VA facility in which Amazon promised not to threaten loss of benefits, a wage freeze, loss of jobs, and other negative consequences if workers formed a union,12 and a December 2021 settlement in which Amazon agreed to notify employees nationwide that it would not maintain an unlawful rule interfering with workers’ communication among themselves in support of union organizing in non-work areas on non-work time.13

Adjudications and regulatory determinations from the past year include:

•	In January 2023, a U.S. National Labor Relations Board (“NLRB”) judge ruled that Amazon threatened workers engaged in organizing activities at its JFK8 facility, including by threatening to withhold wages and benefits and by removing workers’ petition for a Juneteenth holiday.[14]

•	In March 2023, U.S. NLRB regional staff found Amazon illegally barred off-duty employees from its work sites and that the policy was aimed at union backers and ordered the Company to allow off-duty workers access to work sites. The staff also found the Company had illegally failed to bargain after the NLRB certified the workers’ vote to form the Amazon Labor Union.[15]

•	In July 2023, U.S. NLRB regional staff found that Amazon was unlawfully refusing to bargain with employees at the JFK8 facility, and ordered the Company to bargain in good faith and make employees whole for lost time and opportunity to negotiate.[16]

•	In November 2023, a U.S. NLRB judge ruled that Amazon illegally surveilled and coerced employees, illegally retaliated against an employee for union activity, and interfered in other employees’ union activities and directed Amazon to post the decision and make the employee whole.[17]

According to Amazon’s filings with the U.S. Department of Labor, the Company has spent over $20 million during the past three years on external union avoidance consultants,18 spending which does not include either legal costs associated with its anti-union activity or internal expenditures to conduct mandatory captive audience meetings, to post anti-union messages on warehouse walls, bathroom stalls, and video screens throughout its facilities.19 While often legal in the U.S., labor law experts, including academics, believe these activities violate the ILO Conventions Amazon has pledged to respect.20 As the ILO Committee on Freedom of Association put it: “…the Committee considers that the active participation by an employer in a way that interferes in any way with an employee exercising his or her free choice would be a violation of freedom of association and disrespect for workers’ fundamental right to organize.”21

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12 David Streitfeld, “How Amazon Crushes Unions: In a secret settlement in Virginia, Amazon swore off threatening and intimidating workers,” The New York Times, March 16, 2021, athttps://www.nytimes.com/2021/03/16/technology/amazon-unions-virginia.html.

13 Settlement Agreement, In the matter of Amazon.com Services, LLC, Cases 13-CA-275270 et. al., December 22, 2021, at https://www.documentcloud.org/documents/21169264-amazon-nlrb-agreement-december-2021

14 Daniel Wiessner, “Amazon Illegally Threatened NYC Workers Ahead of Union Votes, Judge Finds,” Reuters, January 31, 2023,https://www.reuters.com/legal/amazon-illegally-threatened-nyc-workers-ahead-union-votes-judge-finds-2023-01-31/; NLRB Administrative Law Judge Benjamin Green, “Decision,” 29-CA-280153, January 30, 2023,https://www.nlrb.gov/case/29-CA-280153. Amazon has appealed to the Board.

15 Noam Scheiber, “Amazon Union Gets Favorable Finding on Warehouse Access for Organizing,” The New York Times, March 23, 2023, sec. Business, https://www.nytimes.com/2023/03/23/business/economy/amazon-labor-union-nlrb.html. If not settled, the case will be litigated before an NLRB judge.

16 https://www.cnbc.com/2023/07/12/amazon-hit-with-labor-complaint-over-failing-to-bargain-with-union.html

17 NLRB Administrative Law Judge Lauren Esposito, “Decision,” 29-CA-277198, November 21, 2023, https://www.nlrb.gov/case/29-CA-277198. Amazon has appealed to the Board.

18 Celine McNicholas et al., “Employers Spend More Than $400 Million Per Year on ‘Union-Avoidance’ Consultants to Bolster Their Union-Busting Efforts,” Economic Policy Institute, March 29, 2023,https://www.epi.org/publication/union-avoidance/; Dave Jamieson, “Amazon Spent $14 Million On Anti-Union Consultants In 2022.” HuffPost, March 31, 2023,https://www.huffpost.com/entry/amazon-anti-union-spending-2022_n_6426fd1fe4b02a8d518e7010. Dave Jamieson, “Amazon Is Spending Big Bucks Trying To Stop Unions,” HuffPost, March 31, 2024, https://www.huffpost.com/entry/amazon-anti-union-spending-2023_n_6606cd7ce4b07b59d64d0a42.

19 Jay Greene, “Amazon’s Anti-Union Blitz Stalks Alabama Warehouse Workers Everywhere, Even the Bathroom,” Washington Post, February 2, 2021,https://www.washingtonpost.com/technology/2021/02/02/amazon-union-warehouse-workers/; Lauren Kaori Gurley, “Amazon Is Bombarding Workers With Union-Busting Messages,” Vice, March 23, 2022,https://www.vice.com/en/article/xgdpqj/amazon-is-bombarding-workers-with-union-busting-messages; Noam Scheiber, “Mandatory Meetings Reveal Amazon’s Approach to Resisting Unions,” The New York Times, March 24, 2022, sec. Business,https://www.nytimes.com/2022/03/24/business/amazon-meetings-union-elections.html; Jules Roscoe, “Amazon’s $3,200-Per-Day Union Busters Say This Is the Best Spot for Steak and Caviar in Albany,” Vice (blog), September 27, 2022,https://www.vice.com/en/article/y3p5pb/amazons-dollar3200-per-day-union-busters-say-this-is-the-best-spot-for-steak-and-caviar-in-albany.

20 See entire issue, Comparative Labor Law & Policy Journal, Vol. 29, Issue 2 (2008),https://cllpj.law.illinois.edu/archive/vol_29/. The Editor's note sums up the message of the articles as: "…the law conceives of a captive audience as an affront to human dignity, of the right to be treated as an autonomous adult, not a child in tutelage to one’s employer, subject to its instruction on political or social subjects including unionization.”

21 ILO Committee on Freedom of Association, Complaint against the United States, Case No 2683, Report No. 357 (June 2010),https://www.ilo.org/dyn/normlex/en/f?p=1000:50002:0::NO:50002:P50002_COMPLAINT_TEXT_ID:2911727.

As other companies take proactive steps to align with internationally recognized human rights standards, Amazon is falling behind investors’ expectations.

As investors’ expectations for companies to respect fundamental labor rights continue to grow, a number of companies are taking meaningful steps to strengthen their policies and practices to ensure that they comply with international human rights standards. Amazon’s current human rights policies and conduct contrasts with other companies’ approach to freedom of association and collective bargaining. For example:

•	In 2019, Danone signed an agreement with the U.S. affiliates of the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco, and Allied Workers Associations in which it agreed to provide union organizers with access to its facilities and to remain neutral with respect to union organizing efforts.[22]

•	In June 2022, Microsoft signed an agreement with the Communication Workers of America by which the company agreed to take a neutral approach when employees covered by the agreement express interest in joining a union.[23]

•	In response to a shareholder proposal similar to Item 12, Apple announced that it will undertake a third-party assessment on its efforts to comply with its Human Rights Policy as it relates to workers’ freedom of association and collective bargaining rights in the United States[24] and disclosed the results in December 2023.[25]

•	In December 2023, Starbucks released the results of its third party assessment, which among other findings determined that the company’s human rights policy “has not been a material consideration in the company’s response to the organizing activity” and recommended that the company revise its policies to clearly define what its human rights commitments mean in practice, and to integrate those commitments into review, audit, and reporting procedures.[26] In February 2024, Starbucks announced it had “agreed with [union] Workers United that we will begin discussions on a foundational framework designed to achieve collective bargaining agreements, including a fair process for organizing.”[27]

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22 https://www.iuf.org/news/union-organizing-wins-at-danone-usa/

23 https://news.microsoft.com/2022/06/13/cwa-microsoft-announce-labor-neutrality-agreement/

24 https://www.nytimes.com/2023/01/17/business/economy/apple-labor.html

25 https://www.google.com/url?sa=t&source=web&rct=j&opi=89978449&url=https://s2.q4cdn.com/470004039/files/doc_downloads/2023/apple-workers-rights-assessment-december-2023.pdf&ved=2ahUKEwikq-20wM6FAxXiDjQIHZADCn4QFnoECBYQAQ&usg=AOvVaw2JXDA_32Y9owEymVYAsL_p

26 https://stories.starbucks.com/uploads/2023/12/Abridged-GHRS-Report.pdf

27 Sara Kelly, “Message from Sara: Starbucks and Workers United Agree on Path Forward,” Starbucks Stories, February 27, 2024, https://stories.starbucks.com/press/2024/message-from-sara-starbucks-and-workers-united-agree-on-path-forward/.

These examples clearly demonstrate that global companies recognize that their commitment to international human rights standards, including the freedom of association and collective bargaining, may require actions that go beyond following U.S. law in order to ensure that employees can make a choice free of any form of employer interference or implied threat.

Moreover, these examples demonstrate that, in contrast to Amazon, it is entirely possible for a company to engage with its shareholders in a thoughtful and constructive way when concerns over freedom of association and collective bargaining commitments are raised. Our experience with Amazon, which declined to meet with the group of proponents this year despite repeated invitations to do so, and which continues to make misleading assertions about the international labor standards it has committed to, its actions in the US and globally, and the motivations of our group of proponents, stands in stark contrast to nearly every other company with which any member of our group has raised these concerns. Amazon’s refusal to engage with us in a meaningful way should concern all shareholders, as it indicates an increasingly outdated approach to corporate governance.

An Assessment Shareholders Can Rely On

To conduct the Assessment, the Board should select a third-party individual or organization that is independent of all interested parties, including the Company, its affiliates, and its legal services providers, and trade union organizations. Further, the individual or organization should have demonstrated expertise in global human and labor rights norms and have in-house or as a consultant a widely respected human rights expert, such as a former ILO official, who can lead the Assessment, maintain the objectivity of the investigation, and offer key global context. The individual or organization should not have union-avoidance experience, as such experience would undermine their objectivity.

The Assessment should draw on a representative sample of workers who have experienced Amazon’s labor rights policies and practices and a sample of local managers who have enforced and carried them out, including some workers who have expressed support for unionization. Workers and managers should be guaranteed no reprisals for participation. Likewise, unions representing workers across Amazon’s international footprint and other human rights organizations and experts would offer valuable input. The Assessment should have access to Amazon documents and communications related to its labor rights compliance, including its contracts with consultants and law firms from which it has sought advice in handling organizing efforts by its workers.

Conclusion

Although Amazon has committed to respect the freedom of association and collective bargaining rights of its employees and abide by internationally recognized human rights standards, numerous reports indicate that Amazon’s conduct towards employees seeking unionization appears to contradict its own human rights commitments. Failure to align conduct with international standards exposes shareholders to material risks which could negatively impact long-term value if left unaddressed. In contrast, by aligning its conduct with its commitment and truly respecting key human rights standards, including the ILO Declaration and Core Conventions, Amazon will be better positioned to mitigate workforce related risks and benefit from the positive externalities associated with effective union representation and collective bargaining.

For all the reasons mentioned above, the Proponents urge shareholders to vote FOR Item 12.

If you have any questions, please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

Vote “FOR” Item 12, “Shareholder Proposal Requesting Additional Reporting on Freedom of Association” at the annual general meeting on May 22, 2024.

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